UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

INTREXON CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46122T102

(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219
(804) 697-1239

March 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122T102	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RANDAL J. KIRK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER

		62,578,335
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		62,578,335

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,578,335
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46122T102	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		57,596,340

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		57,596,340

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,596,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW RIVER MANAGEMENT V, LP I.R.S. IDENTIFICATION NO.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		22,636,052

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		22,636,052

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,636,052
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NRM VI HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		13,340,645

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		13,340,645

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,340,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KAPITAL JOE, LLC I.R.S. IDENTIFICATION NO.: 45-2595931
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		5,746,167

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		5,746,167

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,746,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS MASCARA KABOOM, LLC I.R.S. IDENTIFICATION NO.: 46-1263883
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

	7	SOLE VOTING POWER

		5,428,401

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		5,428,401

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,401
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON OO – limited liability company

CUSIP No. 46122T102	Page 8 of 13

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”), relates is the common stock, par value $0.01 per share (the “Common Stock”), of Intrexon Corporation, a Virginia corporation (the “Company”), whose principal executive offices are located at 222 Lakeview Avenue, Suite 1400 West Palm Beach, Florida 33401.

Item 2.	Identity and Background.

This Statement is being filed on behalf of Mr. Randal J. Kirk (“Mr. Kirk”), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk (“Third Security”) Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”), Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom”), New River Management V, LP (“NRM V”), a Delaware limited partnership that is managed by an affiliate that is managed by Third Security, and NRM VI Holdings I, LLC, a Delaware limited liability company that is managed by an affiliate that is managed by Third Security (“NRM VI Holdings” and, together with Mr. Kirk, Third Security, Kapital Joe, Mascara Kaboom and NRM V, the “Reporting Persons”).

(a)-(c)                The address of the principal business office of Mr. Kirk is 2875 South Ocean Boulevard, Suite 214, Palm Beach, Florida 33480. The address of the principal business office of each of the other Reporting Persons is The Governor Tyler, 1881 Grove Avenue, Radford, Virginia 24141. The present principal occupation/employment of Mr. Kirk is Senior Managing Director of Third Security, an investment management firm founded by Mr. Kirk.  Mr. Kirk also serves as the Chairman and CEO of Intrexon.  The principal business of each of the Reporting Persons is investment.

(d)-(e)                During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons' knowledge, any of the managers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                          Mr. Kirk is a citizen of the United States. Kapital Joe, Mascara Kaboom and Third Security are entities organized under the laws of the Commonwealth of Virginia.  NRM V and NRM VI Holdings are entities organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 26, 2014, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with NRM VII Holdings I, LLC (“NRM VII Holdings”), pursuant to which the Company issued to NRM VII Holdings in a private placement 243,001 shares of Common Stock of the Company, at a purchase price of $25.72 per share, or an aggregate of $6,250,000 in cash.  In connection therewith, NRM VII Holdings also purchased a 12.5% ownership interest in Intrexon Energy Partners, LLC, a joint venture between the Company and certain accredited investors for an additional $6,250,000 in cash.

CUSIP No. 46122T102	Page 9 of 13

The foregoing references to and description of the Purchase Agreement are not purported to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Purchase Agreement, which is included as Exhibit 1 hereto, and is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

NRM VII Holdings acquired shares for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of Common Stock of the Company, outside of those contemplated by the Purchase Agreement. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of Common Stock or other securities of the Company which they now own or may hereafter acquire.  Any decision of the Reporting Persons to increase their holdings in Common Stock, will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Company, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions.  At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of Common Stock depending on those and other considerations.

At the date of this Statement, each of the Reporting Persons have no present plans or proposals which would result in:

(a)                The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)                An extraordinary corporate transaction involving the Company or any of its subsidiaries;

(c)                A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)                Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                Any material change in the present capitalization or dividend policy of the Company;

(f)                Any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

CUSIP No. 46122T102	Page 10 of 13

(g)                Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)                Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                 Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)                              See items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 97,794,655 shares of Common Stock issued and outstanding as disclosed in 10-K, increased by: (i) 972,004 shares issued in the private placement described herein and (ii) Options to Purchase 11,428 shares of Common Stock held by Mr. Kirk that are exercisable within sixty (60) days.

Reporting Person	Amount of Common Stock Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Randal J. Kirk	62,578,335	63.4%	62,578,335	--	62,578,335	--
Third Security, LLC	57,596,340	58.3%	57,596,340	--	47,151,265	--
New River Management V, LP	22,636,052	22.9%	22,636,052	--	22,636,052	--
NRM VI Holdings I, LLC	13,340,645	13.5%	13,340,645	--	13,340,645	--
Kapital Joe, LLC	5,746,167	5.8%	5,746,167	--	5,746,167	--
Mascara Kaboom, LLC	5,428,401	5.5%	5,428,401	--	5,428,401	--

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Kapital Joe, Mascara Kaboom, NRM V and NRM VI Holdings.  Mr. Kirk controls Third Security which is the Manager of Kapital Joe, Mascara Kaboom and which manages the Managers of NRM V and NRM VI Holdings.

(c)                Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Company’s Common Stock in the past 60 days.

(d)-(e)      Not Applicable

CUSIP No. 46122T102	Page 11 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons’ response to Item 4 is incorporated herein by reference.

Any investor who purchased at least $10.0 million of Common Stock in the private placement described in Item 3 above will have the right to require the Company to register such shares of Common Stock on a registration statement on Form S-3, if available for use.

There are certain registration rights described in the Eighth Amended and Restated Investors’ Rights Agreement, dated March 1, 2013 (the “IRA”), with respect to the securities issued in private placements prior to the Company’s initial public offering, of which NRM V, NRM VI Holdings, Kapital Joe, Mascara Kaboom and other affiliates of Mr. Kirk are a party.  Beginning on the 180th day after the effective date of the registration statement with respect to the Company’s initial public offering, subject to specified limitations set forth in the IRA, at any time the holders of at least 75 percent of the then-outstanding registrable securities, as defined in the IRA, acting together, may demand in writing that the Company register their registrable securities under the Securities Act. The Reporting Persons and affiliates thereof are holders of at least 75 percent of the currently outstanding registrable securities, as defined in the IRA.  The Company is not obligated to file a registration statement pursuant to this demand provision on more than two occasions, subject to specified exceptions. In addition, at any time after the Company becomes eligible to file a registration statement on Form S-3, subject to specified limitations, the holders of registrable securities may demand in writing that the Company register on Form S-3 the registrable securities held by them so long as the total amount of registrable securities being registered has an aggregate offering price of at least $500,000.  The Company is not obligated to file a Form S-3 pursuant to this provision within 12 months of the effective date of any other Form S-3 registration statement that the Company may file.

If the Company proposes to file a registration statement to register any of its securities under the Securities Act for its own account, other than pursuant to a Form S-4 or Form S-8, the holders of the Company’s registrable securities are entitled to notice of registration and, subject to specified exceptions, the Company will be required to register the registrable securities then held by them that they request that the Company register.

Pursuant to the IRA, the Company is required to pay all registration expenses, excluding any underwriting discounts and commissions related to any demand or incidental registration. The IRA contains customary cross-indemnification provisions, pursuant to which the Company is obligated to indemnify the selling shareholders in the event of material misstatements or omissions in the registration statement attributable to the Company, and the selling shareholders are obligated to indemnify the Company for material misstatements or omissions in the registration statement attributable to them.

CUSIP No. 46122T102	Page 12 of 13

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Common Stock Purchase Agreement, dated March 26, 2014, by and between Intrexon Corporation (the “Company”) and NRM VII Holdings I, LLC (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A, dated March 26, 2014 and filed April 4, 2014, and incorporated herein by reference)

Exhibit 2	Eighth Amended and Restated Investors’ Rights Agreement, dated March 1, 2013 (filed as Exhibit 4.3 to the Company’s Current Report on Form 10-K, dated December 31, 2013 and filed March 31, 2014 which incorporates by reference Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed on July 9, 2013)

Exhibit 3	Joint Filing Agreement, dated as of April 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Kapital Joe, LLC, Mascara Kaboom, LLC, New River Management V, LP and NRM VI Holdings I, LLC.

CUSIP No. 46122T102	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2014

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

KAPITAL JOE, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

MASCARA KABOOM, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NEW RIVER MANAGEMENT V, LP

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VI HOLDINGS I, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

EXHIBIT INDEX

Exhibit 1	Common Stock Purchase Agreement, dated March 26, 2014, by and between Intrexon Corporation (the “Company”) and NRM VII Holdings I, LLC (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K/A, dated March 26, 2014 and filed April 4, 2014, and incorporated herein by reference)

Exhibit 2	Eighth Amended and Restated Investors’ Rights Agreement, dated March 1, 2013 (filed as Exhibit 4.3 to the Company’s Current Report on Form 10-K, dated December 31, 2013 and filed March 31, 2014 which incorporates by reference Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed on July 9, 2013)

Exhibit 3	Joint Filing Agreement, dated as of April 7, 2014, by and among Randal J. Kirk, Third Security, LLC, Kapital Joe, LLC, Mascara Kaboom, LLC, New River Management V, LP and NRM VI Holdings I, LLC.